Appendix A
to
PROFESSIONALLY MANAGED PORTFOLIOS

OPERATING EXPENSES LIMITATION AGREEMENT

Series of Professionally Managed Portfolios	Operating Expense Limit

McKinley Diversified Income Fund
Institutional Shares	1.20%
Investor Shares	1.45%

McKinley Non-U.S. Core Growth Fund
Institutional Shares	1.20%
Investor Shares	1.45%
Y Shares	0.85%

Effective Date:  ______________

PROFESSIONALLY MANAGED PORTFOLIOS on behalf of the series listed on Schedule A	McKINLEY CAPITAL MANAGEMENT, LLC

By: /s/ Elaine E. Richards	By: /s/ Sheldon Fisher
Name: Elaine E. Richards	Name: Sheldon Fisher
Title: President	Title: Chief Operating Officer

Updated by Board Approval at February 17-18, 2014 Board meeting to add the McKinley Non-U.S. Core Growth Fund.